1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated April 10, 2018

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2018

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

Exhibit

Exhibit	Description
99.01	Announcement on 2018/03/13 : Board resolution approving donation to related parties
99.02	Announcement on 2018/03/13 : The Board approved the appointment of senior management
99.03	Announcement on 2018/03/13 : Board resolution approving donation to related parties
99.04	Announcement on 2018/03/13 : Board of directors resolves to convene the Company's annual general meeting on June 15, 2018.
99.05	Announcement on 2018/03/13 : The Board resolves the distribution of cash dividend
99.06	Announcement on 2018/03/14 : The Company announced the impacts of the first-time adoption of IFRS 15 and IFRS 9
99.07	Announcement on 2018/03/14 : The Company to participate in investor conference held by Bank of America Merrill Lynch
99.08	Announcement on 2018/03/15 : Chunghwa Telecom and major telecommunication companies in Asia jointly invest in the construction of Southeast Asia-Japan 2 Submarine Cable (SJC2)
99.09	Announcement on 2018/03/23 : To announce the resolutions the Subsidiary Board resolved
99.10	Announcement on 2018/03/31 : Announce acting spokesperson
99.11	Announcement on 2018/04/03 : Chunghwa Telecom to hold conference call for the first quarter 2018 results

99.12	Announcement on 2018/04/10 : Chunghwa Telecom announces its operating results for March 2018
99.13	Announcement on 2018/04/10: March 2018 sales

EXHIBIT 99.01

Board resolution approving donation to related parties

Date of events: 2018/03/13

Contents:

1.Date of occurrence of the event:2018/03/13

2.The reason for the donation: The company will donate NT$ 5 million. to the Financial Corporation Taiwan Asia Exchange Foundation.

3.The total amount of the donation: NT$ 5 million

4.Counterparty to the donation: Financial Corporation Taiwan Asia Exchange Foundation.

5.Relationship to the Company: The Government agency (Financial Corporation Taiwan Asia Exchange Foundation)

6.Name and resume of the independent director that expressed objection or reservation:None

7.Contents of the objection or reservation: None

8.Any other matters that need to be specified: None

EXHIBIT 99.02

The Board approved the appointment of senior management

Date of events: 2018/03/13

Contents:

1.Date of occurrence of the event:2018/03/13

2.Company name: Chunghwa Telecom Co., Ltd

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:The 8th Meeting of the 11th Term Board of Directors approved the appointment of senior management as follows:

  As Hui-Min Wang, President of Southern Taiwan Business Group, retired on February 28, 2018, was discharged from the position on the same day. Ivan Lin, Vice President of Enterprise Business Group, will be promoted to the position.

6.Countermeasures:None

7.Any other matters that need to be specified:None

EXHIBIT 99.03

Board resolution approving donation to related parties

Date of events: 2018/03/13

Contents:

1.Date of occurrence of the event:2018/03/13

2.The reason for the donation:The company has donated NT$10 million to the government for Hualien earthquake.

3.The total amount of the donation:NT$ 10 million

4.Counterparty to the donation:Ministry of Health and Welfare

5.Relationship to the Company:The Government agency (Ministry of Health and Welfare)

6.Name and resume of the independent director that expressed objection or reservation:None

7.Contents of the objection or reservation:None

8.Any other matters that need to be specified:None

EXHIBIT 99.04

Board of directors resolves to convene the Company's annual general meeting on June 15, 2018.

Date of events: 2018/03/13

Contents:

1.Date of the board of directors resolution:2018/03/13

2.Date for convening the shareholders' meeting:2018/06/15

3.Location for convening the shareholders' meeting:Chunghwa Telecom Telecommunication Training Institute (No. 168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.)

4.Cause or subjects for convening the meeting

(1)Report Items:

a. The Company's 2017 business report

b. 2017 audit committee's audit report concerning the Company's financial statements

c. Report on 2017 compensation distribution to directors and employees

d. Report on enacting Corporate Social Responsibility Best Practice Principles

5.Cause or subjects for convening the meeting

  (2)Matters for Ratification:

a. Ratification of 2017 business report and financial statements

b. Ratification of 2017 earnings distribution proposal

6.Cause or subjects for convening the meeting

  (3)Matters for Discussion:

    The amendment to the Articles of Incorporation

7.Cause or subjects for convening the meeting

  (4)Elections: The supplementary election of the Company's independent director of 8th board of directors

8.Cause or subjects for convening the meeting

(5)Other Proposals:None

9.Cause or subjects for convening the meeting

  (6)Extemporary Motions:Extemporary Motions

10.Book closure starting date:2018/04/17

11.Book closure ending date:2018/06/15

12.Any other matters that need to be specified:none

EXHIBIT 99.05

The Board resolves the distribution of cash dividend

Date of events: 2018/03/13

Contents:

1.Date of the board of directors resolution :2018/03/13

2.Appropriations of earnings in cash dividends to shareholders (NT$ per share):4.796

3.Cash distributed from legal reserve and capital surplus to shareholders (NT$ per share):0

4.Total amount of cash distributed to shareholders (NT$):37,204,713,630

5.Appropriations of earnings in stock dividends to shareholders (NT$ per share):0

6.Stock distributed from legal reserve and capital surplus to shareholders (NT$ per share):0

7.Total amount of stock distributed to shareholders (shares):0

8.Any other matters that need to be specified:The Board of directors proposed July 29, 2018 as the ex-dividend record-date.

EXHIBIT 99.06

The Company announced the impacts of the first-time adoption of IFRS 15 and IFRS 9

Date of events: 2018/03/14

Contents:

1.Date of occurrence of the event:2018/03/14

2.Company name:Chunghwa Telecom Co., Ltd

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:The Company announced the impacts of the first-time adoption of IFRS 15 and IFRS 9 on January 1, 2018.

6.Countermeasures:(1)In compliance with the classification, recognition and measurement under IFRS 15, the Company’s total equity increased by NT$ 10.87 billion. (2)In compliance with the classification, recognition and measurement under IFRS 9, the Company’s total equity increased by NT$ 1.84 billion.

7.Any other matters that need to be specified:None

EXHIBIT 99.07

The Company to participate in investor conference held by Bank of America Merrill Lynch

Date of events: 2018/03/14

Contents:

1.Date of the investor conference: 2018/03/15

2.Time of the investor conference: 9:00 am (Taipei time)

3.Location of the investor conference: Taipei

4.Brief information disclosed in the investor conference: The conference will be held by Bank of America Merrill Lynch.

5.The presentation of the investor conference release: Please refer to http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website: Yes, please refer to http://www.cht.com.tw/chtir.

7.Any other matters that need to be specified:None

EXHIBIT 99.08

Chunghwa Telecom and major telecommunication companies in Asia jointly invest in the construction of Southeast Asia-Japan 2 Submarine Cable (SJC2)

Date of events: 2018/03/15

Contents:

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): To invest in SJC2 submarine cable

2.Date of the occurrence of the event:2018/03/15

3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:NT 1,360,000,000

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Alliance with China Mobile International, Chuan Wei, Facebook, KDDI, SK Broadband, Singtel and VNPT signed with the supplier NEC.

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N/A

8.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:In accordance with the payment schedule of the supply contract signed by SJC2 consortium and the supplier NEC.

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: To invite international major suppliers to run an open bid process.

10.Name of the professional appraisal institution and its appraisal amount:N/A

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

12.Is the appraisal report price a limited price or specific price?:N/A

13.Has an appraisal report not yet been obtained?:N/A

14.Reason for an appraisal report not been obtained:None

15.Broker and broker's fee:None

16.Concrete purpose or use of the acquisition or disposal: The investment is to increase international transmission bandwidth and a diversified cable route, providing customers optimization telecom services.

17.Do the directors have any objection to the present transaction?:N/A

18.Any other matters that need to be specified: The investment is to increase international transmission bandwidth and a diversified cable route, providing customers optimization telecom services.

EXHIBIT 99.09

To announce the resolutions the Subsidiary Board resolved

Date of events: 2018/03/23

Contents:

1.Date of occurrence of the event:2018/03/23

2.Company name:Chunghwa Investment Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):Subsidiaries

4.Reciprocal shareholding ratios:89%

5.Cause of occurrence:Chunghwa Telecom Co., Ltd. announces that the board of directors of subsidiary company, Chunghwa Investment Co., Ltd., approves for the management team’s selling 1,500,000 shares of Chunghwa Precision Test Tech. Co., Ltd.

6.Countermeasures:None

7.Any other matters that need to be specified:None

EXHIBIT 99.10

Announce acting spokesperson

Date of events: 2018/03/31

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):acting spokesperson

2.Date of occurrence of the change:2018/03/31

3.Name, title, and resume of the replaced person:None

4.Name, title, and resume of the replacement:Hsiu-Gu Huang, the Senior Executive Vice President for Business

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):new replacement

6.Reason for the change:new replacement

7.Effective date:2018/03/31

8.Any other matters that need to be specified:None

EXHIBIT 99.11

Chunghwa Telecom to hold conference call for the first quarter 2018 results

Date of events: 2018/04/03

Contents:

1.Date of the investor conference: 2018/04/27

2.Time of the investor conference: 15:00 (Taipei time)

3.Location of the investor conference: Teleconference

4.Brief information disclosed in the investor conference: Please refer to http://www.cht.com.tw/chtir at 14:30 on April 27, 2018 Taipei time.

5.The presentation of the investor conference release: Please refer to http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website: Presentation will be released on http://www.cht.com.tw/chtir

7.Any other matters that need to be specified:Teleconference will be held during 15:00-16:00 Taipei time

EXHIBIT 99.12

Chunghwa Telecom announces its operating results for March 2018

Date of events: 2018/04/10

Contents:

1. Date of occurrence of the event: 2018/4/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4. Reciprocal shareholding ratios: N/A

5. Chunghwa Telecom consolidated revenue for March 2018 was NT$17.49 billion. Operating costs and expenses were NT$14.14 billion. Operating income was NT$3.29 billion. Pretax income was NT$3.39 billion. Net income attributable to stockholders of the parent company was NT$2.69 billion, and EPS was NT$0.35. In addition, revenue, operating income, pretax income and EPS slightly fell short of our guidance previously announced.

Due to the adoption of IFRS 15 starting from January 1, 2018, Chunghwa Telecom chose the modified retrospective method and disclosed the effect of the adoption on March. The effect is NT$0.11 billion decrease on consolidated revenue, NT$0.06 billion increase on operating costs and expenses, NT$0.17 billion decrease on operating income, NT$0.17 billion decrease on pretax income and NT$0.14 billion decrease on net income attributable to stockholders of the parent company.

Under the basis before IFRS 15 adoption, consolidated revenue for March 2018 was NT$17.60 billion, a 2.4 % decrease year-over-year. Operating costs and expenses were NT$14.08 billion, a 2.3% decrease year-over-year. Operating income was NT$3.46 billion, a 4.3% decrease year-over-year. Pretax income was NT$3.56 billion, a 5.4% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$2.83 billion, a 7.3% decrease year-over-year and EPS was NT$0.36.

Under the basis before IFRS 15 adoption, mobile communications business revenue in March increased year-over-year mainly due to the increase of handset sales revenue and value-added service revenue driven by the growth of 4G and mobile internet subscriber base. However, mobile service revenue decreased year-over-year due to the continued decline in mobile voice revenue.

In March, internet revenue under the basis before IFRS 15 adoption increased year-over-year. Broadband access revenue decreased. MOD revenue continued to increase while local revenue decreased continually. ICT project revenue decreased due to a higher base from last year.

Under the basis before IFRS 15 adoption, operating costs and expenses in March decreased year-over-year, mainly due to the decrease of ICT project costs and interconnection expense, which offset the increase of cost of goods sold.

8.Countermeasures: None

9.Any other matters that need to be specified: None

EXHIBIT 99.13

Chunghwa Telecom

April 10, 2018

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2018.

1) Sales volume (NT$ Thousand)

Period	Items	2018	2017	Changes	%
Mar.	Net sales	17,487,524	18,037,067	(-)549,543	(-)3.05%
Jan.-Mar.	Net sales	53,632,358	54,533,399	(-)901,041	(-)1.65%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	650,000	2,950,071

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	158,199
	Fair Value	-729
	The amount of unrealized gain(loss) recognized this year	-635

Settled Position	Total amount of contract	96,806
	The amount of realized gain(loss) recognized this year	189

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	44,723
	Fair Value	47
	The amount of unrealized gain(loss) recognized this year	896

Settled Position	Total amount of contract	311,591
	The amount of realized gain(loss) recognized this year	-806

b Trading purpose : None